BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

In addition to market announcements publicized on November 1, 2013, June 6, 2014, June 26, 2014 and August 20, 2014, BRF S.A. ("Company" or "BRF") hereby informs its shareholders and the market that was signed "Private Instrument of Protocol and Justification of Merger of Shares of Mato Grosso Bovinos S.A. by Minerva S.A." between the administrations of Minerva S.A. ("Minerva") and Mato Grosso Bovinos S.A., a company controlled by BRF society ("Newco  Bovinos") and that, according to the Material Fact released on this date by Minerva ("Minerva´s Material Fact"), has convened an extraordinary general meeting of Minerva, to be held on first call on October 1, 2014, to deliberate about the instrument, as well as the operation by which Minerva will incorporate all of the shares of Newco Bovinos ("Transaction").

As stated in Minerva´s Material Fact, and once the Transaction is approved, a total of 29,000,000 shares of Minerva, which now accounts for 16.29% of the total and voting capital of Minerva will be awarded to BRF. The said exchange ratio was freely negotiated and agreed between the administrations of the companies involved in a fair and equitable way to their respective shareholders, reflecting appropriately, in view of these, the best assessment of Newco Bovinos and Minerva with regard to their respective fair values, considering the nature of their activities within a set of economic, operational and financial assumptions.

BRF will keep the market informed of developments on the matter in question, including relevant corporate and accounting aspects.

São Paulo, September 16, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer